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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                SCHEDULE 14D-9/A

                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934


                                (Amendment No. 1)

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                                UGC Europe, Inc.
                            (Name of Subject Company)


                                UGC Europe, Inc.
                        (Name of Person Filing Statement)

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                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)


                                   90268P 10 2
                      (CUSIP Number of Class of Securities)

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                                   John Risner
                                 Jacques Manardo
                   Special Committee of the Board of Directors
                                UGC Europe, Inc.
                      4643 South Ulster Street, Suite 1300
                             Denver, Colorado 80237
                                 (303) 220-4204
           (Name, Address and Telephone Number of Person Authorized to
    Receive Notice and Communications on Behalf of Person Filing Statement)

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                                 With a copy to:

                            Ethan A. Klingsberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006
                                 (212) 225-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 1 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed by UGC Europe, Inc., a Delaware corporation, with the Securities and Exchange Commission on October 20, 2003. Capitalized terms used but not defined herein have the meanings given to them in such October 20, 2003 filing. On November 12, 2003, the Company issued a press release announcing that the Special Committee supports the revisions to the Offer announced concurrently by United but urges stockholders to take no action at this time. The text of the press release referenced in Item 9 below is incorporated herein by reference. The Special Committee expects to file an amended and restated Schedule 14D-9 after United has filed and disseminated the documents specified in the Company's press release.

ITEM 9.  EXHIBITS

         Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit (a)(2)(ii)  Press Release, dated November 12, 2003.(1)

(1) Incorporated by reference from the Company's filing pursuant to Rule 425 of the Securities Act dated November 13, 2003 (File No. 333-109496).

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             UGC EUROPE, INC.

                                             By: /s/ JACQUES MANARDO
                                                 -------------------------------
                                                 Name: Jacques Manardo
                                                 Title: Member of the Special
                                                        Committee of the Board
                                                        of Directors*

                                             By: /s/ JOHN RISNER
                                                 -------------------------------
                                                 Name: John Risner
                                                 Title: Member of the Special
                                                        Committee of the Board
                                                        of Directors*


Dated:  November 13, 2003















* Pursuant to authority granted by the Company's Board of Directors, as evidenced in Annex A hereto.

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                                                                         Annex A

                         Excerpt from the Resolutions of
                     the Board of Directors of the Company,
                          adopted as of October 7, 2003

"The Special Committee is hereby authorized and directed to exercise all power and authority of this Board of Directors that may be delegated by law to the Special Committee to the extent necessary for the Special Committee to take, in the name and on behalf of the Company, all reasonable or necessary steps to evaluate and, if advisable, negotiate to the terms of the exchange offer and any other proposal by United or its affiliate that may amend, replace, supplement or modify such offer (each such other proposal and the exchange offer, the "Exchange Offer") and, in connection with such responsibilities, to communicate with the Company's stockholders and the officers and representatives of United and its affiliates and such other persons as the Special Committee shall deem reasonable or necessary. The Special Committee may, in the name and on behalf of the Company: engage legal, financial and other advisors (at the expense of the Company) to advise, assist and represent the Special Committee in its discharge of such responsibilities, including the evaluation of and communications regarding the Exchange Offer; cause the Company to, or in the name of and on behalf of the Company, make a recommendation to the Company's stockholders and, if appropriate, the Board, or advise the Company's stockholders and, if appropriate, the Board, that it is neutral or unable to take a position, with respect to the Exchange Offer; and in furtherance thereof, cause the Company to, or in the name and on behalf of the Company, take such actions as are required to be taken by it with respect to the Exchange Offer under applicable Delaware corporate law (including disclosure requirements thereunder), Nasdaq rules, the federal securities laws, including Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934, and any other applicable regulations in its discharge of such foregoing responsibilities. Each member of the Special Committee is also authorized to execute on behalf of the Special Committee such documents as the Special Committee shall deem necessary or appropriate to carry out such responsibilities."